Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Oxiteno investment in sulphating production capacity dated March 6, 2008

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Oxiteno invests in the expansion of its specialty chemical production capacity (anionic tensoactives) for the detergent and personal care markets

São Paulo, Brazil, March 06, 2008 – ULTRAPAR PARTICIPAÇÕES S.A. (BOVESPA:UGPA4/NYSE:UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), the production of chemicals (Oxiteno), and in providing integrated logistics solutions for special bulk cargo (Ultracargo), hereby announces that Oxiteno, the largest producer of ethylene oxide and its main derivatives in Latin America, besides being a major producer of specialty chemicals will invest in the expansion of its sulphating production capacity, aiming at matching its domestic production capacity of specialty chemicals (anionic tensoactives) to the growth in demand in the detergent and personal care market.

This is the third investment carried out by Oxiteno in this segment in less than one year. In December 2006 Oxiteno began operations in a sulphating and sulphonating unit located in Suzano (São Paulo). In April 2007, Oxiteno acquired the assets of Unión Química in San Juan del Río, in Mexico. These investments complement the structure of the company's production line of anionic tensoactives, also produced by Oxiteno at its unit at Tremembé (São Paulo).

This new investment will be made in stages, being the first one scheduled for completion at the beginning of next year, being concluded by the second half of 2009. The estimated investment for this project is R$ 20 million, as part of Oxiteno's larger investment plan of R$ 650 million for 2008 and 2009, considering organic expansion, which will result in significant volume growth. This additional production of sulphates will result in a 50% increase in production levels in this line of products in Brazil.

The expansion in this line of anionic tensoactives aims at complementing the investments on going in Oxiteno, specially in the fatty alcohol  unit. The new fatty alcohol unit, with the capacity to produce 100,000 tons/year of vegetable oil, will produce fatty alcohols which are the raw materials used in the production chain of anionic tensoactives.  In addition to this, Oxiteno has been investing in its capacity for the production of ethylene oxide and tensoactives in Brazil and abroad.  At the same time, the company has been opening sales offices outside Brazil, aiming at establishing a closer relationship with customers and markets.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 7, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ Eduardo de Toledo
	Name:	Eduardo de Toledo
	Title:	Officer of Ultrapar

(Notice – Oxiteno)